EXHIBIT 99.1

Brookfield and EIG Consortium Sign Binding Agreement to Acquire Origin Energy

All currency AUD unless otherwise stated

  Landmark transaction to accelerate decarbonization of the energy grid and help Australia progress towards its net zero goals.
  Origin is Australia’s largest integrated power generator and energy retailer with a 24% market share of the national electricity market and owner of a 27.5% stake in Australia Pacific LNG Project (“APLNG”).
  Brookfield, its institutional partners and investors GIC and Temasek will acquire Origin’s Energy Markets business, with Brookfield intending to significantly reduce Origin’s carbon emissions and invest at least $20 billion in new build renewables and storage.
  MidOcean Energy is an EIG-formed ‘pure-play’ LNG company that will acquire Origin’s Integrated Gas business, which includes the interest in APLNG.
  MidOcean has entered into a definitive agreement to on-sell a 2.49% interest in APLNG to ConocoPhillips, which intends to assume upstream operatorship of APLNG.

SYDNEY, Australia and TORONTO and WASHINGTON D.C., March 27, 2023 (GLOBE NEWSWIRE) -- A consortium comprised of Brookfield Renewable Partners (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), together with its institutional partners and global institutional investors GIC and Temasek (“Brookfield”), and MidOcean Energy (“MidOcean”), an LNG company formed and managed by EIG, a leading institutional investor in the global energy and infrastructure sectors, has entered into a Scheme Implementation Deed with Origin Energy Limited (“Origin” or “the company”) (ASX: ORG) to acquire 100% of the company’s shares (“Scheme").

The Scheme values Origin at an enterprise value of $18.7 billion1. The purchase price of $8.91 per share represents a 53.4% premium to the company’s unaffected share price.

The Origin Board has stated that it is unanimously recommending that Origin shareholders vote in favour of the Scheme in the absence of a superior proposal, and subject to an independent expert concluding the Scheme is in the best interests of shareholders.

Upon closing of the transaction, Brookfield, its institutional partners and investors will own Origin’s Energy Markets business, Australia’s largest integrated power generator and energy retailer. MidOcean will separately own Origin’s Integrated Gas segment including its upstream gas interests and the 27.5% stake in Australia Pacific LNG (APLNG). MidOcean has entered into an agreement to on-sell a 2.49% interest in APLNG to ConocoPhillips. ConocoPhillips, already a 47.5% owner in APLNG, is the current downstream operator and intends to take over upstream operatorship of APLNG.

In addition to its institutional and investor partners, Brookfield is also working with Reliance Industries as a strategic partner to assess areas of collaboration in renewable energy in the context of the transaction.

Brookfield is pursuing this acquisition through the Brookfield Global Transition Fund I, which is the largest private fund in the world focused on the transition to net zero. Brookfield Renewable, which has significant available liquidity, expects to invest up to US$750 million, which will be funded through a mix of corporate debt, upfinancings of existing hydro assets and proceeds from asset recycling initiatives.

EIG is pursuing the acquisition of Origin’s Integrated Gas business through MidOcean Energy, an LNG company formed and managed by EIG to create a diversified, ‘pure play’ integrated global LNG portfolio of high-quality operating LNG projects with strong, long life cash flows. This acquisition would represent a continuation of MidOcean’s business strategy and would build upon MidOcean’s Australian presence, having recently entered into a definitive agreement with Tokyo Gas to purchase interests in four operating Australian LNG projects. EIG is among the largest specialist investors in energy and infrastructure globally and has had an established presence in Australia since 2000.

Supporting the energy transition in Australia and Asia Pacific

Brookfield and EIG view Origin as critical to Australia’s energy transition and energy security. Both parties intend to use the acquisition to create separate platforms that will assist Australia’s transition to a net zero future.

Brookfield intends to accelerate the development of renewable generation capacity for Origin Energy Markets, which is expected to make a material difference to achieving Australia’s net zero targets at this crucial time in its energy transition.

The business plan for Origin Energy Markets contemplates at least $20 billion of additional investment during the next decade to construct up to 14 GW of new renewable generation and storage facilities in Australia. This is expected to enable the retirement of one of Australia’s largest coal-fired power generation plants, Eraring, and will be undertaken with the highest regard for network reliability and security.

The proposed investment in new-build renewables for Origin Energy Markets would represent approximately one-fifth of the new utility-scale renewable capacity identified by the Australian Energy Market Operator that is required to be developed across the National Electricity Market (“NEM”) through to 2030.

In addition to bringing access to necessary capital, Brookfield has significant expertise in renewable power development, global relationships with suppliers and a track record of success. Brookfield is one of the world’s largest owners, operators and developers of renewable power, with approximately 25 GW of generating capacity and a 110 GW development pipeline globally. It has more than 40 years’ experience in scaling large renewable developments in North America, South America, Europe and Asia Pacific.

Origin Energy Markets’ existing 3.1 GW fleet of gas-fired generation and pumped hydro storage provides reliable capacity at peak periods and at times when renewable generation is intermittent. This firming capacity is critical to the build out of scale renewable capacity and will facilitate Australia’s transition to net zero.

MidOcean recognizes that LNG and natural gas are integral to the economies of Asia and Australia and is committed to continue delivering meaningful gas volumes into Australia’s east coast domestic market in support of local business and households.

APLNG is also critical to the achievement of decarbonization targets within the Asia-Pacific region. As coal-to-gas switching accelerates in Asia, APLNG’s status as a major supplier of LNG to key customers across Asia will play a critical role in helping them bridge toward a net zero future.

Investment highlights (Energy Markets)

  Market-leading: Origin Energy Markets is Australia’s largest integrated power generator and energy retailer with an approximate 24% market share in the NEM, low customer turnover and industry-leading cost to serve. The business benefits from a strong management team that is focused on the transition and is well positioned to respond to evolving energy markets.
  Scale decarbonization opportunity: Brookfield intends to accelerate the build out of significant renewables and storage, enabling the retirement of Eraring, one of Australia’s largest coal plants, and reducing reliance on a carbon-intensive grid, reducing absolute emissions produced by the business by more than 70% by 2030.
  $20 billion investment in clean energy: Brookfield’s access to capital and renewable development capabilities will enable investment of at least $20 billion of additional investment during the next decade to build out up to 14 GW of new renewable generation and storage facilities resulting in a more cost effective and flexible portfolio of power generation assets that will benefit Origin’s energy retail customers.
  Earnings visibility and stable margins: The regulated price setting regime together with Origin Energy Markets’ position as the largest and lowest cost to serve electricity retailer in Australia provides earnings visibility and stable margins.
  Significant value creation opportunities: Origin is uniquely positioned to benefit from the electrification of the Australian economy, providing customers with an enhanced choice of low-cost services and products such as an expanded retail and distributed energy offerings and other decarbonization services, such as electric vehicle chargers, heat pumps and rooftop solar.

Investment highlights (Integrated Gas)

  Building an attractive portfolio of world-class assets: APLNG is a tier one, well-capitalized integrated LNG project that is ideally positioned to supply key customers in the Asia-Pacific region and across the globe. Since its inception, the project has seen approximately US$30 billion of capital investment into high-quality gas reserves as well as downstream processing and associated infrastructure. This transaction complements MidOcean’s existing portfolio of Australian LNG assets recently acquired from Tokyo Gas.

  Enabling the energy transition: This acquisition fits MidOcean’s belief that gas and LNG are critical bridge fuels between the energy systems of today and tomorrow. MidOcean believes that LNG is vital to achieving global energy transition targets, with coal-to-gas switching being a key pathway for top regional carbon emitters to meet both near-and longer-term emissions reduction targets. Natural gas also enables much deeper renewable penetration in power grids whilst ensuring grid resilience. This supports the deeper electrification of economies, which in turn is a crucial element of any roadmap to net zero.

  Leveraging deep operating experience: MidOcean’s management team and Board have deep Australian and global LNG experience. CEO De la Rey Venter is a 25-year industry veteran, and EIG has 20+ years’ experience in the global LNG sector. MidOcean’s operating experience and credibility, together with its long-term investment horizon, demonstrate its commitment to the safe and sustainable operation of these project interests for the long term.

  High quality long-term contracts with advantaged position to key customers: The project primarily sells LNG under long-dated take or pay contracts to investment grade counterparties in Asia. It operates at globally competitive breakeven costs and is well positioned to meet growing LNG demand in the Asia-Pacific region.

Mark Carney, Chair, Brookfield Asset Management and Head of Transition Investing, said:

“As the energy transition gathers pace, what’s needed is increasingly clear: faster deployment of large-scale renewables, the accelerated, responsible retirement of coal generation, and an interim, supportive role for gas as the dependable back-up fuel. Brookfield is determined that the new Origin Energy Markets will lead the way in all respects at this critical moment for the Australian economy.”

EIG CEO Blair Thomas said:

“LNG will be critical in delivering energy transition targets, and this transaction is a compelling opportunity to accelerate EIG’s strategy of gaining exposure to high quality LNG assets around the globe. We have long been attracted to the Australian market, with an established presence in Australia since 2000, and look forward to playing a pivotal role in meeting Australia’s transition targets by enabling broader decarbonization efforts at APLNG.”

Brookfield Asia Pacific CEO Stewart Upson said:

“The acquisition of Origin Energy presents Brookfield with a unique opportunity to invest at least $20 billion and make a material difference to achieving Australia’s net zero targets. We will build on the success of our global renewable power and transition business where we have a mandate to ‘go where the emissions are’ in putting billions of dollars behind an executable plan to reduce emissions at Origin. Brookfield has the capital, expertise, supply chain strength and global track record that’s needed to transform Origin’s generation fleet to greener sources and accelerate Australia’s energy transition while ensuring network security and reliability.”

MidOcean Energy CEO De la Rey Venter said:

“We’re thrilled to join forces with Brookfield and Origin in this transaction and to further expand our footprint in Australia. Origin’s Integrated Gas business adds world-class assets to our portfolio - assets that fit our strategy to create a high quality, diversified, global ‘pure play’ integrated LNG company. We look forward to working with all stakeholders to help facilitate Australia’s energy transition, to bring stable and affordable gas supply to the domestic market and to provide a reliable supply of LNG to the region for decades to come.”

Transaction Details

Following further discussions with the Consortium on its revised proposal announced on February 22, 2023, the consideration mix has been amended to comprise $5.78 per share and US$2.19 per share and applies equally to all shareholders.2

Based on an assumed AUD/USD exchange rate of 0.70, this implies a total consideration of $8.912 per share.3

The total consideration payable will be reduced by any dividends paid by Origin prior to implementation of the Scheme, including the interim 16.5 cents per share fully franked dividend paid to shareholders on March 24, 2023. Any reduction in the amount payable to shareholders due to the payment of dividends would reduce the Australian dollar component.

The implied consideration of $8.912 per share corresponds to an enterprise value of A$18.7 billion4 for Origin and represents a premium of:

  53.4% to Origin’s closing price of $5.81 per share on November 9, 2022, being the last trading day prior to the initial proposal by the Consortium;
  59.0% to Origin’s one month VWAP of $5.60 per share on November 9, 2022; and
  54.7% to Origin’s three month VWAP of $5.76 per share on November 9, 2022.

Shareholders will have the total consideration paid in Australian dollars, with the US dollar component converted to Australian dollars based on the prevailing exchange rate at the time of implementation of the Scheme. Shareholders can elect to have the US dollar component paid in US dollars.

The total consideration payable to shareholders will vary subject to currency fluctuations between the date of this announcement and implementation of the Scheme. The consideration mix between Australian dollars and US dollars is expected to change as future US dollar receipts are converted into Australian dollars at the prevailing foreign exchange rate, and if the Consortium elects to convert an additional fixed amount of US dollar consideration to Australian dollars.5

Any conversion from US dollars to Australian dollars would increase the Australian dollar component and reduce the US dollar component of the total consideration.

Origin has also agreed with the Consortium that a fully franked special dividend may be paid to shareholders subject to satisfaction of certain conditions. Any such special dividend will be considered by the Board closer to the time, but prior to implementation, of the Scheme.

A 4.5 cents per month ticking fee, accruing on a daily basis, will be payable if implementation of the Scheme is delayed beyond November 30, 2023.

The Scheme is conditional upon the satisfaction of certain conditions, including:

  Origin shareholders approving the Scheme at a meeting of shareholders (Scheme Meeting);
  court and regulatory approvals including the Foreign Investment Review Board (FIRB), the Australian Competition and Consumer Commission (ACCC), the National Offshore Petroleum Titles Administrator and certain other foreign investment approvals;
  the issue of an Independent Expert’s Report that concludes that the Scheme is in the best interests of Origin shareholders; and
  customary other conditions, including that no material adverse change occurs prior to implementation.

Citi and MUFG acted as financial advisors to Brookfield on the transaction. UBS and J.P. Morgan acted as financial advisors to MidOcean on the transaction.

Contact information

Brookfield Asia Pacific	Consortium
Catherine Woods	Ben Wilson (GRACosway)
+61 477 320 333	+61 407 966 083
catherine.woods@brookfield.com	bwilson@gracosway.com

Brookfield Renewable
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 416-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

EIG/MidOcean
Kelly Kimberly / Brandon Messina (FGS Global)
+1 212-687-8080
EIG@fgsglobal.com

About Brookfield Renewable
Brookfield Renewable operates one of the world’s largest publicly traded platforms for decarbonization technologies. Our diversified portfolio consists of hydroelectric, wind, solar, distributed energy and sustainable technology solutions across five continents. We have approximately 25,400 megawatts of installed capacity and a development pipeline with approximately 110,000 megawatts of renewable power capacity, 8 million metric tonnes per annum of carbon capture and storage, 2 million tons per annum of recycled materials capacity and 3 million metric million British thermal units of annual capacity of renewable natural gas projects.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$800 billion of assets under management.

For more information on Brookfield Renewable please see our website and for more information on the transaction see our presentation here.

About Brookfield Global Transition Fund
The Brookfield Global Transition Fund, co-led by Mark Carney, Brookfield Chair and Head of Transition Investing, and Connor Teskey, CEO of Brookfield Renewable, is Brookfield’s inaugural impact fund focusing on investments that accelerate the global transition to a net-zero carbon economy, while delivering strong risk-adjusted returns to investors. Institutional investors committed US$15 billion, making it the largest fund ever raised to support the transition to net zero. The Fund targets investment opportunities relating to reducing greenhouse gas emissions and energy consumption, as well as increasing low-carbon energy capacity and supporting sustainable solutions. Consistent with its dual objectives of earning strong risk-adjusted returns and generating a measurable positive environmental change, the Fund will report to investors on both its financial and environmental impact performance.

About EIG and MidOcean
EIG is a leading institutional investor in the global energy and infrastructure sectors with $22.7 billion under management as of December 31, 2022. EIG specializes in private investments in energy and energy-related infrastructure on a global basis. During its 40-year history, EIG has committed $44.6 billion in 396 projects or companies in 42 countries on six continents. EIG’s clients include many of the leading pension plans, insurance companies, endowments, foundations and sovereign wealth funds in the U.S., Asia and Europe. EIG is headquartered in Washington, D.C. with offices in Houston, London, Sydney, Rio de Janeiro, Hong Kong and Seoul.

MidOcean is an LNG company formed and managed by EIG to build a diversified, resilient, cost and carbon competitive LNG portfolio. It reflects EIG’s belief in LNG as a critical enabler of the energy transition and the growing importance of LNG as a geopolitically strategic energy resource. On October 7, 2022, MidOcean entered into definitive documentation to acquire a portfolio of interests in four Australian LNG projects from Tokyo Gas Group for US$2.15 billion, marking the launch of its strategy to create a diversified ‘pure play’ integrated portfolio of high-quality operating LNG projects. MidOcean is headed by De la Rey Venter, a 25-year industry veteran who most recently served as Global Head of LNG for Royal Dutch Shell.

For additional information, please visit EIG’s website at www.eigpartners.com or MidOcean’s website at www.midoceanenergy.com

Cautionary Statement Regarding Forward-looking Statements

Certain information in this press release, including statements regarding the acquisition of Origin and the intended separation of Origin Energy Markets (to be owned by a Brookfield-led consortium) and Integrated Gas segments (to be owned by EIG), the timeline for, and the anticipated closing of, the transaction, the expected reduction in Origin Energy Markets’ carbon emissions, including through the expected early retirement of Eraring, Brookfield’s expected investment to build out up to 14 GW of new renewable generation and storage facilities in Australia, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “should”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by us as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of Brookfield Renewable’s current annual report on Form 20-F and in Brookfield Renewable’s other materials filed with the SEC and the Canadian securities regulatory authorities from time to time, available at www.sec.gov and www.sedar.com, respectively. These factors are not intended to represent a complete list of the factors that could affect Brookfield Renewable; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Brookfield Renewable expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Non-solicitation

No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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1 Based on 1,728,724,644 diluted shares outstanding and net debt of $3.3 billion as disclosed in Origin’s 2023 half year report.
2 This differs from the Consortium’s proposal of February 22, 2023 which proposed that Origin shareholders would receive 100% AUD consideration for the first 100,000 shares held.
3 This amount differs from the $8.90 value contained in Origin’s February 22, 2023 announcement due to certain hedging gains realised subsequent to that date.
4 Based on 1,728,724,644 diluted shares outstanding and net debt of $3.3 billion as disclosed in Origin’s 2023 half year report.
5 US$904 million of calendar 2023 receipts from Australia Pacific LNG have been hedged to Australian dollars at an average rate of 0.69 and are included in the Australian dollar component of the total consideration. The Consortium may elect to convert up to an additional approximately US$600 million included in the US dollar component of the total consideration to Australian dollars at a rate of 0.70.